UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-37535, SITO MOBILE, LTD.

(Check One) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

SITO Mobile, Ltd.
Full Name of Registrant

Former Name if Applicable

100 Town Square Place, Suite 204
Address of Principal Executive Office (Street and number)

Jersey City, NJ 07310
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on |or before the fifteenth calendar day following the prescribed due date; or the subject |quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The review of the information required to be presented in the Form 10-Q for the quarterly period ended September 30, 2018 could not be completed and filed by November 14, 2018 without unreasonable effort and expense to the Registrant. Additional time is needed for the Registrant in order to permit the Registrant to complete its review and to present complete and accurate information in the Form 10-Q for the quarterly period ending September 30, 2018.

The Registrant anticipates that it will file its Form 10-Q for the quarterly period ended September 30, 2018 within the extension period provided by Securities Exchange Act Rule 12b-25.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Aaron Tam	(201)	984-7085
(Name)	(area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s preliminary and unaudited results of operations for the third quarter ended September 30, 2018 were as follows:

Net loss before income taxes and earnings from joint ventures for the three months ended September 30, 2018 was approximately $5.1 million, compared to a net loss from continuing operations for the three months ended September 30, 2017 of approximately $3.1 million, representing an increase in net loss of approximately $2.0 million. The increase in net loss is due primarily to the $1.3 million decrease in gross profit from continuing operations, offset by a $0.8 increase in gain on revaluation of warrant liability, and a $0.6 million decrease in interest expense. These were offset by: (i) an increase of $1.1 million in general and administrative costs from continuing operations, and (ii) a $1.5 million increase in sales and marketing expense from continuing operations.

The increase in general and administrative expenses was primarily due to the increases in compensation expense for the Registrant’s executive and non-executive team, including the expansion of non-executive headcount hires as the Registrant continues to reinvest in its business. The increase in the sales and marketing expense is due primarily to the expansion of the Registrant’s direct sales force and customer management personnel as the Registrant continues building its sales and sales support teams.

The financial results and other financial data presented above are preliminary, based upon the Registrant’s estimates and subject to completion of the review and issuance of its financial statements as of and for the quarterly period ended September 30, 2018. Moreover, the financial statements and other financial data have been prepared on the basis of currently available information. The Registrant’s final financial results and other financial data could differ materially from the information contained herein, and will be contained in the Registrant’s Form 10-Q for the period ended September 30, 2018.

Cautionary Statement Regarding Certain Forward-Looking Information

This Form 12b-25 contains forward-looking statements. These statements are based on the Registrant’s management’s beliefs and assumptions and on information currently available to its management. Forward-looking statements include statements concerning the following: the Registrant’s plans and initiatives; its possible or assumed future results of operations; its ability to attract and retain customers; its ability to sell additional products and services to customers; its competitive position; its industry environment; and its potential growth opportunities. You should not place undue reliance on forward-looking statements, because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond its control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 and the reports it files with the Securities and Exchange Commission. Actual events or results may vary significantly from those implied or projected by the forward-looking statements due to these risk factors. No forward-looking statement is a guarantee of future performance. You should read the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, and the documents that it references in its Annual Report on Form 10-K for the year ended December 31, 2017, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 and has filed as exhibits thereto with the SEC, with the understanding that its actual future results and circumstances may be materially different from what the Registrant expects. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Registrant undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law. Although the Registrant believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements.

SITO MOBILE, LTD.
(Name of registrant as specified in charter)

have caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2018	By:	/s/ Aaron Tam
Aaron Tam, Interim Co-Chief Financial Officer

5